Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

Dated May 20, 2013

(To Prospectus dated January 28, 2011)

Registration Statement No. 333-171931

The Laclede Group, Inc.

Free Writing Prospectus Published or Distributed by Media

On May 17, 2013, the St. Louis Business Journal (the “Publisher”) published an article (the “Article”) on The Laclede Group, Inc. (the “Company”) after asking for and obtaining a meeting with Suzanne L. Sitherwood, Chief Executive Officer of the Company, for a news reporter on the Publisher’s staff. The meeting, which was held on May 9, 2013, was intended to be a meet-and-greet for the new reporter and not an interview, although Ms. Sitherwood was asked, and did answer, several questions about the Company’s business before referring the reporter to the Company’s website and public filings with the Securities and Exchange Commission (the “SEC”) for the answers to additional questions. The full text of the Article is reproduced below.

The Article was not prepared or reviewed by the Company or any of its affiliates prior to publication. The Publisher is wholly unaffiliated with the Company, and neither the Company nor any of its affiliates have made any payment or given any consideration to the Publisher in connection with the Article or any other matter published by the Publisher concerning the Company or any of its affiliates. Statements in the Article that are not attributed directly to Ms. Sitherwood or based on, or derived from, the Company’s public filings with the SEC represent the author’s or others’ opinions and are not endorsed or adopted by the Company or any of its affiliates. In particular, it should be noted that, contrary to the statement in the Article, the debt and equity financing for Laclede’s pending acquisition of Missouri Gas Energy is not pre-approved, and that, while Ms. Sitherwood acknowledged the Company’s previously announced growth strategy, she did not make any statement as to the likelihood, imminence or timing of any additional acquisitions.

You should consider statements in the Article only after carefully evaluating all of the information in the Company’s prospectus, as filed with the SEC and as supplemented from time to time. In particular, you should carefully read the risk factors described in the prospectus, as supplemented, and the Company’s other public filings with the SEC.

The Company has filed a registration statement (including a prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and the other documents the issuer has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at (800) 326-5897.

The Article contains forward-looking statements attributable to the Company within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements speak only as of the date of Ms. Sitherwood’s meeting, and the Company assumes no duty to update them. Forward-looking statements are typically identified by words such as, but not limited to: “estimates,” “expects,” “anticipates,” “intends,” and similar expressions. Although these forward-looking statements are based on reasonable assumptions, various uncertainties and risk factors may cause future performance or results to be different than those anticipated. A description of the uncertainties and risk factors can be found in the Company’s Annual Report on Form 10-K for the year ended September 30, 2012, the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and the preliminary prospectus supplement referred to above in the “Risk Factors” section as well as under the “Forward-Looking Statements” heading. The Company makes no other representation as to any other forward-looking statements contained in the Article.

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UNDER SITHERWOOD, LACLEDE RAMPS UP HIRING, POISED FOR MORE GROWTH

By GRETA WEIDERMAN

ST. LOUIS BUSINESS JOURNAL

Published: Friday, May 17, 2013

Laclede Group Inc. CEO Suzanne Sitherwood already has added 150 employees to the company’s payroll since joining the natural gas utility as president in September 2011 – and that’s even before she’s wrapped up her first acquisition.

About 130 of the new, full-time employees were hired to replace aging pipelines in the metro area. Laclede spent $51 million to replace 41 miles of pipeline last year and plans to spend $62 million on it this year. The other 20 employees were added in Laclede’s corporate office.

Sitherwood has not said how the pending acquisition of the assets of Southern Union Co.’s Missouri Gas Energy, based in Kansas City, and New England Gas Co., based outside Boston, might impact Laclede’s payroll.

Laclede announced in December that it planned to acquire the divisions for nearly $1.04 billion, with a mixture of debt and equity, and in February, it agreed to sell New England Gas for $74 million to a subsidiary of Canada-based Algonquin Power & Utilities Corp.

More than 100 Laclede employees are working on the integration plan for Missouri Gas. “We have just kicked off the design phase,” said Sitherwood, who declined to elaborate on the details except to say that Missouri Gas Energy’s parent company, Southern Union Gas, handles its corporate services, so there won’t be much overlap in that area.

The acquisition, expected to close by the end of September, is well on its way, with the anti-trust review period complete, debt and equity financing pre-approved and the Missouri Service Commission reviewing the transaction.

Sitherwood said she expects the deal to be neutral to Laclede’s earnings in the first year following the acquisition and accretive in the second.

When she was named Laclede’s CEO in February 2012, Sitherwood said she was on the hunt for acquisitions, and her mindset hasn’t changed. She said Laclede’s balance sheet is in good shape, and debt financing is available at low interest rates, making another acquisition likely. Laclede reported profit of $30.2 million on revenue of $397.6 million for the second quarter of fiscal 2013.

Andy Smith, a utilities analyst with Edward Jones in St. Louis, said there aren’t many publicly traded natural gas companies available, so Laclede will probably buy a private utility, like a municipal gas company, and likely one in Missouri or an adjacent state.

Laclede, which has 625,000 natural gas customers, will nearly double its footprint when it finalizes its deal to buy Missouri Gas Energy, which has a customer base of 500,000. Smith said that after the acquisition, Laclede will rank as the fourth-largest independent publicly traded pure-play gas utility.

[Includes picture of Sitherwood with the caption: “Suzanne Sitherwood | Added 150 employees since 2011”]

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